Teva Accelerates its Emerging Markets Growth Strategy with the Acquisition of Rimsa, a Leading
Independent Pharmaceutical Company in Mexico with a Portfolio of Products and Patents in Latin
America

Strategic Move Enhances Teva’s Presence in Mexico, the Second Largest Market in Latin America
and a Major Emerging Market

Brings a Portfolio of Differentiated, Patent-Protected, Fixed-Dose Medicine Combinations, Strong
Brand and Commercial Presence and Loyal Customer Base

Jerusalem, October 1, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that it has entered into definitive agreements under which the Company will acquire Representaciones e Investigaciones Médicas, S.A. de C.V. (Rimsa), a leading pharmaceutical manufacturing and distribution company in Mexico, along with a portfolio of products and companies, intellectual property, assets and pharmaceutical patents in Latin America and Europe in a debt-free, cash free set of transactions, for an aggregate of $2.3 billion. Through this acquisition, Teva will become a leading pharmaceutical company in Mexico, the second largest market in Latin America and one of the top five emerging markets globally. Teva expects the deal will yield substantial and achievable synergies and offer a platform for growth in the region.

“This acquisition delivers on our strategy of increasing our presence in key emerging markets in order to position Teva for long-term growth in these markets. Rimsa will provide Teva with a significant platform for growth by combining the strong Rimsa brand, licensed portfolio of differentiated, patent-protected products, promising pipeline, significant relationships with physicians, patients and healthcare providers and its strong commercial presence,” said Erez Vigodman, President and CEO of Teva. “The combination of our companies lays the foundation for a leadership position and high long-term, profitable and sustainable growth in the region and further reinforces our commitment to innovation, quality and improving the health of people worldwide.”

Rimsa had revenue in 2014 of $227 million with an annual growth, year over year of 10.6% since 2011. The company has an extensive portfolio of specialty products, including fixed-dose combination products which have fueled its growth. Rimsa’s well-established sales footprint is expected to provide a platform for additional Teva products.

“For 45 years, Rimsa has operated as a leading pharmaceutical company in Mexico, the second largest healthcare market in Latin America, with a high growth, unique and diversified business model. We share Teva’s focus on providing quality healthcare and we are excited to become a part of Teva in meeting the needs of a population of 120 million,” said Luis Jorge Pérez Juárez, CEO of Rimsa.”

“In addition to this unique portfolio of patent-protected products, Rimsa differentiates itself as a leading provider of branded specialty drugs, including fixed-dose combinations, which increase adherence and reduce overall costs to patients,” stated Siggi Olafsson, President and CEO of Teva Global Generic Medicines. “We will build on their brand reputation, successful sales force model, well-established commercial footprint and loyal customer base to introduce additional specialty and generic Teva medicines to patients in Mexico and across the region.”

The acquisition was unanimously approved by Teva’s Board of Directors, led by the Chairman, Prof. Yitzhak Peterburg.

Teva expects to close these transactions by early first quarter, 2016. The acquisition is not expected to impact 2016 non-GAAP earnings and is expected to be accretive starting Q1 2017. The transactions will be funded through a combination of cash on hand and lines of credit.

Citi acted as financial advisor to Teva.

Goldman Sachs acted as financial advisor to Rimsa.

About Rimsa

Rimsa is the leading independent Mexican pharmaceutical company with more than 45 years of experience in developing, producing and selling a wide range of prescription medications. The company differentiates itself as the leading provider of “combination drugs” in which a fixed-dose combination (“FDC”) that includes two or more active pharmaceutical ingredients are combined into a single dosage form, increasing adherence and reducing overall cost to patients.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to achieve substantial synergies in Mexico; our ability to achieve high levels of long-term and sustainable profitable growth in the region following the closing; our ability to continue the rate of growth achieved by Rimsa in the several years prior to closing; our ability to introduce Teva products to the region through Rimsa; the timing and amount of earnings generated by the Rimsa operations following closing; our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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